PRICING SUPPLEMENT NO. AIG-FP-14A DATED MAY 25, 2007	FILED PURSUANT TO RULE 424(b)(2) REGISTRATION NO. 333-106040
TO PROSPECTUS DATED JULY 24, 2006
AND PROSPECTUS SUPPLEMENT DATED OCTOBER 12, 2006
AMERICAN INTERNATIONAL GROUP, INC.
MEDIUM-TERM NOTES, SERIES AIG-FP,
CMS CURVE NOTES DUE MAY 31, 2022

Principal Amount: U.S.$7,000,000*	Issue Date: May 31, 2007

Agents’ Discount or Commission: None	Stated Maturity Date: May 31, 2022

Interest Rate: For each Interest Accrual Period from and including the Interest Accrual Period commencing on the Issue Date to and including the Interest Accrual Period ending on May 31, 2009, 10.00% per annum.

For each Interest Accrual Period commencing on or after May 31, 2009, the interest rate per annum shall be determined as follows:
Net Proceeds to Issuer: U.S.$7,000,000	(i) 50 times (ii) the greater of 0 or the Reference Rate on the related Interest Determination Date.

Interest Payment Dates: Quarterly, on the last calendar day in each of February, May, August and November, commencing August 2007 and ending on the Maturity Date, subject to adjustment using the Following Business Day Payment Convention.
Interest Accrual Periods: The quarterly period from and including the Issue Date (in the case of the first Interest Accrual Period) or previous Period End Date, as applicable, to but excluding the next Period End Date.

Period End Dates: Quarterly, on the last calendar day in each of February, May, August and November, commencing August 2007 and ending on the Maturity Date, not subject to adjustment, whether or not such dates are Business Days.
Reference Rate: An amount equal to 30CMS minus 10CMS; where (i) “30CMS” is the 30-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time, and (ii) “10CMS” is the 10-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time. If either of 10CMS or 30CMS does not appear on Reuters Screen ISDAFIX1 on any date, such rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” (as defined below) as the rate (or rates) that does not appear on Reuters Screen ISDAFIX1.

Form: ☑ Book Entry ☐ Certificated	CUSIP No.:02687QBV9

Specified Currency (If other than U.S. dollars): N/A	Authorized Denominations (If other than U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof): N/A

* The Principal Amount of notes offered hereby includes $5,000,000 aggregate principal amount of Medium-Term Notes, Series AIG-FP,     CMS Curve Accrual Notes Due May 31, 2022, that were described in Pricing Supplement No. AIG-FP-14 dated May 14, 2007.

The notes are being placed through or purchased by the Agents listed below:

Agent	Principal Amount
Merrill Lynch, Pierce, Fenner & Smith Incorporated	U.S.$7,000,000	Capacity:	☐ Agent	☑ Principal

If as Agent:	The notes are being offered at a fixed initial public offering price of ___% of principal amount.
If as Principal:	☐ The notes are being offered at varying prices related to prevailing market prices at the time of resale.
☑ The notes are being offered at a fixed initial public offering price of 100% of principal amount.
Redemption at Option of Issuer:
The notes will be redeemable, in whole only, at the option of the Issuer, upon written notice of a minimum of ten (10) calendar days, at 100% of the Principal Amount, on May 31, 2008 and on each Interest Payment Date thereafter up to and including February 28, 2022.
Events of Default and Acceleration:
In case an Event of Default with respect to any of the notes has occurred and is continuing, the amount payable to a holder of a note upon any acceleration permitted by the notes, will be equal to the amount payable on that note calculated as though the date of acceleration were the Maturity Date of the notes.
In case of default in payment of the notes, whether at the Stated Maturity Date, upon redemption, or upon acceleration, from and after that date the notes will bear interest, payable upon demand of their holders, at the rate equal to the interest applicable to the Interest Accrual Period or portion thereof as of the date on which the default occurs, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.
Other Provisions:

“Following Business Day Convention”	Means the convention for adjusting any relevant date if it would otherwise fall on a day that is not a Business Day. When used in conjunction with a date, this convention shall mean that an adjustment will be made such that if that date would otherwise fall on a day that is not a Business Day so, that date as adjusted will be the first following day that is a Business Day.

“Interest Determination Date”	Means, in respect of an Interest Accrual Period commencing on or after May 31, 2009, the day that is two (2) Business Days prior to the beginning of such Interest Accrual Period.

“Business Day”	Means any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York.

“U.S. Government Securities Business Day”	Means any day except for Saturday, Sunday, or a day on which The Bond Market Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

“USD-CMS-Reference Banks”	An interest rate determined on the basis of the mid-market semi-annual swap rate quotations provided by the principal New York City office of each of five leading swap dealers in the New York interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time on the day that is two U.S. Government Securities Business Days preceding the applicable date; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to, in the case of 10CMS, 10 years, and in the case of 30CMS, 30 years, commencing on the applicable date and in a representative amount for 10-year and 30-year CMS swap transactions, as applicable, with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The Calculation Agent will request the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for the applicable date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If two quotations are provided, the rate for the applicable date will be the arithmetic mean of the two quotations. If one quotation is provided, the rate for the applicable date will be that single quotation provided. If no quotations are provided, the rate for the applicable date will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Day Count Convention:	30/360

Calculation Agent:	Merrill Lynch Capital Services
Examples of Calculation of Interest Rate:
Example 1: Assuming the Reference Rate is less than 0.00% on the day that is two (2) days prior to the end of the applicable Interest Accrual Period, that is the 30CMS is not greater than the 10CMS on the day that is two (2) days prior to the end of the applicable Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 0.00% calculated as follows: 50 x 0.00 = 0.00%.
Example 2: Assuming the Reference Rate is 0.04% on the day that is two (2) days prior to the end of the applicable Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 2.00% calculated as follows: 50 x 0.04% = 2.00%.
Example 3: Assuming the Reference Rate is 0.75% on the day that is two (2) days prior to the end of the applicable Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 37.50% calculated as follows: 50 x 0.75% = 37.50%.
RISK FACTORS
Investing in the Notes involves a number of significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the 30-year Constant Maturity Swap (CMS) Rate and 10-year CMS Rate, and other events that are difficult to predict and beyond AIG’s control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.
Historical performance of the spread between the USD 30-year CMS Rate and the USD 10-year CMS Rate should not be taken as an indication of the future performance of the 30-year CMS Rate and the 10-year CMS Rate during the term of the notes.
     It is impossible to predict whether the Reference Rate will increase or decrease. The Reference Rate will be influenced by complex and interrelated political, economic, financial and other factors; therefore, the historical spread between the 30-year CMS Rate and the 10-year CMS Rate should not be taken as an indication of the future performance of the spread between these two rates during the term of the notes.
     Factors that may affect the level of the 30-year CMS Rate and the 10-year CMS Rate and the Reference Rate between them include monetary policy, interest rate volatility, interest rate levels and the inflation rate.
     Please note that historical trends are not indicative of future behavior of the 30 year CMS Rate, the 10 year CMS Rate and the spread between the two swap rates.

The market value of the notes may be influenced by unpredictable factors.
The market value of your notes may fluctuate between the date you purchase them and the Maturity Date. Several factors, many of which are beyond our control, will influence the market value of the notes. We expect that generally the 30-Year CMS Rate and the 10-Year CMS Rate on any day and expectations relating to the future level of the 30-Year CMS Rate and the 10-Year CMS Rate will affect the market value of the notes more than any other single factor. Other factors that may influence the market value of the notes include:
•	supply and demand for the notes, including inventory positions held by any market maker;

•	economic, financial, political and regulatory or judicial events that affect financial markets generally; interest rates in the market generally;

•	the time remaining to maturity;

•	our right to redeem the notes; and

•	our creditworthiness and credit ratings.
Market factors may influence whether we exercise our right to redeem the notes prior to their scheduled maturity.
It is more likely that we will redeem the notes prior to their stated Maturity Date to the extent that the Reference Rate increases and results in an amount of interest in respect of the notes greater than that for instruments of a comparable maturity and credit rating trading in the market. If we redeem the notes prior to their stated maturity date, you may be unable to invest in securities with similar risk and yield as the notes and replacement investments may be more expensive than your investment in the notes. Your ability to realize market value appreciation and any interest is limited by our right to redeem the notes prior to their scheduled maturity.
There may not be an active trading market in the notes and sales prior to maturity may result in losses
There may be little or no secondary market for the notes. We do not intend to list the notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the notes. Even if a secondary market for the notes develops, it may not provide significant liquidity or result in trading of notes at prices advantageous to you. Sales in the secondary market may result in significant losses. Merrill Lynch, Pierce, Fenner & Smith Incorporated currently intends to act as market makers for the notes, but they are not required to do so, and may stop doing so at any time. We expect there will be little or no liquidity in the notes. The prices that may be offered in the secondary market for the notes will be discounted to reflect hedging and other costs and, among other things, changes of and volatility in interest rates in the market.
Trading by certain of our affiliates in the U.S. Dollar swap rate market may impair the value of the notes
Certain of our affiliates, including our subsidiary AIG Financial Products Corp. are active participants in the U.S. Dollar swap rate market as dealers, proprietary traders and agents for our customers, and therefore at any given time may be a party to one or more transactions related to the 30-year CMS Rate or the 10-year CMS Rate. In addition, we or one or more of our affiliates may hedge our exposure under the notes by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities or other financial activity of ours or our affiliates may have a material adverse effect on the spread between the 30-year CMS Rate and the 10-year CMS Rate and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the notes may decline.
The inclusion of compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices.
Assuming no change in market conditions or any other relevant factors, the price, if any, at which we, any of our affiliates or any market maker are willing to purchase the notes in secondary market transactions will likely be lower, and may be materially lower, than the price at which we sold the notes to the Agent. In addition, any such prices may differ from values determined by pricing models used by us or any of our affiliates or any market maker as a result of dealer discounts, mark-ups or other transactions.

ERISA CONSIDERATIONS
     The notes may not be purchased or held by any employee benefit plan or other plan or account that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code (each, a “plan”), or by any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), unless in each case the purchaser or holder is eligible for exemptive relief from the prohibited transaction rules of ERISA and Section 4975 of the Code under a prohibited transaction class exemption issued by the Department of Labor or another applicable statutory or administrative exemption. Each purchaser or holder of the notes will be deemed to represent that either (1) it is not a plan or plan asset entity and is not purchasing the notes on behalf of or with plan assets or (2) with respect to the purchase and holding, it is eligible for relief under a prohibited transaction class exemption or other applicable statutory or administrative exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code. The foregoing supplements the discussion under ERISA Considerations in the base prospectus dated July 24, 2006.
USE OF PROCEEDS
     We intend to lend the net proceeds from the sale of the notes to our subsidiary AIG Financial Products Corp. or certain of its subsidiaries for use for general corporate purposes.
HISTORICAL INFORMATION ON CONSTANT MATURITY SWAP RATES
     The following graphs set forth the historical spread between the 30-Year CMS Rate and the 10-Year CMS Rate and the levels of each of the 30-Year CMS Rate and the 10-Year CMS Rate for the years indicated. You should not take the past performance of the spreads between the 30-Year CMS Rate and the 10-Year CMS Rate as an indication of future spreads.
USCMS10 Index Historical Closing Level
Source: Bloomberg L.P.

USCMS30 Index Historical Closing Level
Source: Bloomberg L.P.

Historical Reference Rate of CMS30 Minus CMS10
Source: Bloomberg L.P.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
     We will treat the notes as contingent payment obligations. Special U.S. federal income tax rules apply to contingent payment obligations. These rules are described under the heading “United States Taxation — Original Issue Discount — Notes Subject to Contingent Payment Obligation Rules” in the Prospectus Supplement.
     The U.S. Treasury Regulations discussing the U.S. federal income tax treatment of contingent payment obligations require the issuer of such notes to provide the purchaser with the comparable yield of a hypothetical AIG debt instrument with terms similar to the notes, but without any contingent payments, and a projected payment schedule for payments on the notes. As discussed in the Prospectus Supplement, a purchaser of the notes will need this information to calculate its income on the notes. Solely for purposes of applying these regulations, we have determined that the comparable yield is 5.13%. Based on this comparable yield, and taking into account the first eight initial fixed payments on the notes, the projected payment schedule for each payment period is set forth in the following table:

Accrual Period		Coupon
		Payment per
From	To	$1,000 Note
31-May-07	31-Aug-07	25.0000
31-Aug-07	30-Nov-07	25.0000
30-Nov-07	29-Feb-08	25.0000
29-Feb-08	31 May-08	25.0000
31-May-08	31-Aug-08	25.0000
31-Aug-08	30-Nov-08	25.0000
30-Nov-08	28-Feb-09	25.0000
28-Feb-09	31-May-09	25.0000
31-May-09	31-Aug-09	22.6520
31-Aug-09	30-Nov-09	21.8421
30-Nov-09	28-Feb-10	21.1033
28-Feb-10	31-May-10	20.1934
31-May-10	31-Aug-10	19.4094
31-Aug-10	30-Nov-10	18.7265
30-Nov-10	28-Feb-11	18.0544
28-Feb-11	31-May-11	17.5055
31-May-11	31-Aug-11	16.9297
31-Aug-11	30-Nov-11	16.3096
30-Nov-11	29-Feb-12	15.7115
29-Feb-12	31-May-12	15.3594
31-May-12	31-Aug-12	14.7701
31-Aug-12	30-Nov-12	13.9507
30-Nov-12	28-Feb-13	13.1771
28-Feb-13	31-May-13	12.5598
31-May-13	31-Aug-13	11.9171
31-Aug-13	30-Nov-13	11.1711
30-Nov-13	28-Feb-14	10.4765
28-Feb-14	31-May-14	9.8232
31-May-14	31-Aug-14	9.2552
31-Aug-14	30-Nov-14	8.3917

Accrual Period		Coupon
		Payment per
From	To	$1,000 Note
30-Nov-14	28-Feb-15	7.5947
28-Feb-15	31-May-15	6.9931
31-May-15	31-Aug-15	6.3872
31-Aug-15	30-Nov-15	5.6726
30-Nov-15	29-Feb-16	5.0314
29-Feb-16	31-May-16	4.6655
31-May-16	31-Aug-16	4.1775
31-Aug-16	30-Nov-16	3.6701
30-Nov-16	28-Feb-17	3.2163
28-Feb-17	31-May-17	2.9535
31-May-17	31-Aug-17	2.7390
31-Aug-17	30-Nov-17	2.8131
30-Nov-17	28-Feb-18	2.9085
28-Feb-18	31-May-18	2.9004
31-May-18	31-Aug-18	2.9745
31-Aug-18	30-Nov-18	3.0553
30-Nov-18	28-Feb-19	3.1388
28-Feb-19	31-May-19	3.2058
31-May-19	31-Aug-19	3.3005
31-Aug-19	30-Nov-19	3.4666
30-Nov-19	29-Feb-20	3.6371
29-Feb-20	31-May-20	3.9151
31-May-20	31-Aug-20	4.0768
31-Aug-20	30-Nov-20	4.2309
30-Nov-20	28-Feb-21	4.4137
28-Feb-21	31-May-21	4.5492
31-May-21	31-Aug-21	4.7056
31-Aug-21	30-Nov-21	4.8886
30-Nov-21	28-Feb-22	5.0419
28-Feb-22	31-May-22	1005.0697

     As indicated in the Prospectus Supplement, the treatment of contingent payment obligations subject to optional redemption rights is uncertain. If the Internal Revenue Service were to require that we not take into account the probability of exercise of the call option for purposes of calculating the comparable yield and projected payment schedule, then the amount of income to be accrued would likely be different.

The comparable yield and projected payment schedule set forth above is being provided to you solely for the purpose of determining interest accruals in respect of your note, and none of AIG or its affiliates or agents is making any representation or prediction regarding the actual amount of interest (if any) that may be payable with respect to your note after May 31, 2009, or the likelihood of the notes being redeemed prior to the Maturity Date.
GENERAL INFORMATION
     The information in this Pricing Supplement, other than the information regarding the initial public offering price, the net proceeds to the issuer, the identities of the initial purchasers or agents, the information under “Examples of Calculation of Interest Rate”, “Certain U.S. Federal Income Tax Consequences”, “ERISA Considerations” and “Risk Factors” above, and the following two paragraphs, will be incorporated by reference into the Global Security representing all the Medium-Term Notes, Series AIG-FP.
     We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., McDonald Investments Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Morgan Stanley & Co. Incorporated, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See “Plan of Distribution” in the accompanying prospectus supplement. To date, including the notes described by this pricing supplement, we have accepted offers to purchase approximately $3.7 billion aggregate principal amount (or its equivalent in one or more foreign currencies) of notes described in the accompanying prospectus supplement, including $281,817,000 aggregate principal amount (or its equivalent in one or more foreign currencies) of Series AIG-FP notes.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.